EXHIBIT 99.1

BrainsWay Announces Draft Coverage Policy from Highmark® for Accelerated Deep TMS™

New draft policy from Highmark Blue Cross Blue Shield extends to both adolescent and adult depression patients

BURLINGTON, Mass. and JERUSALEM, Jan. 21, 2026 (GLOBE NEWSWIRE) -- BrainsWay Ltd. (NASDAQ & TASE: BWAY) (“BrainsWay” or the “Company”), a global leader in advanced noninvasive brain stimulation technologies, today announced that Highmark Blue Cross Blue Shield®, a company with over seven million covered lives that primarily serves Pennsylvania, Delaware, West Virginia, and parts of New York, has released a draft medical policy which, among other developments, expands coverage to include adolescent and adult patients with major depressive disorder (MDD) treated with the company’s accelerated Deep TMS™ protocol.

The policy, which is anticipated to go into effect in February 2026 after an open comment period, will provide coverage of BrainsWay’s accelerated SWIFT™ (Short-course with Intrinsic Field Targeting) protocol, which consists of an acute phase of five treatment sessions (ten minutes each) per day for six days, followed by two sessions per day once a week for four weeks, for a total of 38 sessions. Accelerated Deep TMS does not entail the use of any functional MRI or other expensive neuronavigational equipment.

“We believe this news from Highmark, together with our recently reported adoption by another payer of a medical policy covering our accelerated protocol, will help usher in a new era in Deep TMS depression treatment. This trend affords patients increased flexibility by giving them access to a treatment option requiring considerably fewer visits to the clinic,” stated Scott Blackman, Director of Market Access for BrainsWay.

The Company’s accelerated depression protocol for Deep TMS was cleared by the FDA in September 2025. This clearance followed BrainsWay’s submission of data from a Multisite, Randomized Non-Inferiority Trial demonstrating an 87.8% response rate and 78.0% remission rate for patients treated with the accelerated Deep TMS protocol, which was comparable to outcomes achieved via standard Deep TMS.

About BrainsWay
BrainsWay is a global leader in advanced noninvasive neurostimulation treatments for mental health disorders. The Company is boldly advancing neuroscience with its proprietary Deep Transcranial Magnetic Stimulation (Deep TMS™) platform technology to improve health and transform lives. BrainsWay is the first and only TMS company to obtain three FDA-cleared indications backed by pivotal clinical studies demonstrating clinically proven efficacy. Current indications include major depressive disorder (including reduction of anxiety symptoms, commonly referred to as anxious depression), obsessive-compulsive disorder, and smoking addiction. The Company is dedicated to leading through superior science and building on its unparalleled body of clinical evidence. Additional clinical trials of Deep TMS in various psychiatric, neurological, and addiction disorders are underway. Founded in 2003, with operations in the United States and Israel, BrainsWay is committed to increasing global awareness of and broad access to Deep TMS. For the latest news and information about BrainsWay, please visit www.brainsway.com.

Forward-Looking Statements
This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements may be preceded by the words “intends,” “may,” “will,” “plans,” “expects,” “anticipates,” “projects,” “predicts,” “estimates,” “aims,” “targets,” “believes,” “hopes,” “potential” or similar words, and also includes any financial guidance and projections contained herein. These forward-looking statements and their implications are based on the current expectations of the management of the Company only and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. In addition, historical results or conclusions from scientific research and clinical studies do not guarantee that future results would suggest similar conclusions or that historical results referred to herein would be interpreted similarly in light of additional research or otherwise. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: the failure of the draft coverage policy referenced herein to advance to formal adoption by the payer following the open comment period; failure to realize anticipated synergies and other benefits of the proposed transaction; the failure of our investments in management services organizations and/or other clinic-related entities to produce profitable returns; inadequacy of financial resources to meet future capital requirements; changes in technology and market requirements; delays or obstacles in launching and/or successfully completing planned studies and clinical trials; failure to obtain approvals by regulatory agencies on the Company’s anticipated timeframe, or at all; inability to retain or attract key employees whose knowledge is essential to the development of Deep TMS products; unforeseen difficulties with Deep TMS products and processes, and/or inability to develop necessary enhancements; unexpected costs related to Deep TMS products; failure to obtain and maintain adequate protection of the Company’s intellectual property, including intellectual property licensed to the Company; the potential for product liability; changes in legislation and applicable rules and regulations; unfavorable market perception and acceptance of Deep TMS technology; inadequate or delays in reimbursement from third-party payers, including insurance companies and Medicare; inability to commercialize Deep TMS, including internationally, by the Company or through third-party distributors; product development by competitors; inability to timely develop and introduce new technologies, products and applications, which could cause the actual results or performance of the Company to differ materially from those contemplated in such forward-looking statements.

Any forward-looking statement in this press release speaks only as of the date of this press release. The Company undertakes no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by any applicable securities laws. More detailed information about the risks and uncertainties affecting the Company is contained under the heading “Risk Factors” in the Company’s filings with the U.S. Securities and Exchange Commission.

Contacts:
BrainsWay:
Ido Marom
Chief Financial Officer
Ido.Marom@BrainsWay.com

Investors:
Brian Ritchie
LifeSci Advisors
britchie@lifesciadvisors.com